Exhibit 2

FOR IMMEDIATE RELEASE	27 August 2015

WPP plc (“WPP”)

Director’s Dealing

WPP has been notified that Mr Roberto Quarta, Non-executive Chairman of the Company, purchased 13,200 WPP plc ordinary shares at a price of £13.39 per share on 27 August 2015. Mr Quarta’s holding is now 13,200 WPP ordinary shares.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204

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